Exhibit 1.03

For More Information:

Investor Relations Monish Bahl CDC Corporation 678-259 8510 MonishBahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 770-351-9600 ScotMcLeod@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Reports Sixth Consecutive Record Revenue Quarter in Second Quarter of 2007

Company Reports (U.S.)$103.9 Million in Revenues and Adjusted Net Income of $10.1 Million

Software business delivers 53.5% annual growth with license revenue maintaining strong organic momentum

BEIJING, ATLANTA, September 6, 2007 — CDC Corporation (NASDAQ: CHINA) a leading Global Enterprise Software and New Media Company today announced its financial results for the second quarter for the period ending June 30, 2007.

Second Quarter 2007 Results:

•	Total revenue for Q2 2007 was (U.S.)$103.9 million, an increase of 35.0% from (U.S.)$77.0 million in Q2 2006. This is the first time in the company’s history that quarterly revenues have exceeded $100 million and the sixth consecutive record revenue quarter.

•	Total revenue from CDC Software for Q2 2007 was (U.S.)$88.6 million, an increase of 53.5% from (U.S.)$57.7 million in Q2 2006. CDC Software license revenues were up 86.6%, with 33.8% growth organically, compared to Q2 2006.

•	Total revenue from CDC Games was $9.0 million, an increase of 17.3% from Q2 2006.

•	The China.com business, which includes the portal and MVAS business, reported revenues of (U.S.)$6.3 million for Q2 2007, a decrease of 45.4% from Q2 2006. The mobile segment, as well as the overall industry sector, continue to be impacted by regulatory changes in the China market.

•	Net loss in Q2 2007 was (U.S.)$ (3.2) million, compared to net income of (U.S.)$8.0 million in Q2 2006.

•	Adjusted net income* was (U.S.)$10.1 million for Q2 2007, a decrease of 4.6% from (U.S.)$10.6 million in Q2 2006.

•	Adjusted diluted earnings per share* was (U.S.)$0.08 for Q2 2007 compared to (U.S.)$0.09 in Q2 2006.

“This quarter was a milestone quarter in many regards,” said Peter Yip, CEO, CDC Corporation. “Not only were we able to break the $100 million quarterly revenue milestone at CDC Corporation, we took significant steps in creating value for our shareholders. We are making progress in carving out CDC Software and CDC Games. In addition, we have been buying back stock and have increased our buy back amount in the second quarter. In addition, we are exploring creative ways to further enhance shareholder value, including, but not limited to, considering a new dividend policy for CDC Corporation and its publicly traded companies. CDC Corporation has evolved to a value creation company that will prove its model, we believe, once the carve outs are complete. ”

“We believe our software business has never been stronger. We are now ranked among the 12 largest enterprise and supply chain management application vendors in the world by revenues, according to a recent publication. In the quarter, our software revenues grew 54%. More importantly, license revenues were up 87%, with organic license revenue growth of over 34%. The momentum in license revenue growth over the last 12 months has surpassed our expectations, and has actually shown an accelerating trend. In addition, we continue to make selective and strategic acquisitions such as Saratoga and the recently announced Catalyst deal. We will continue to make these types of strategic acquisitions that give us new solutions, expand our geographic presence and expand our vertical reach.”

“We are very excited about our online games business as we believe we have one of the most attractive pipelines in the industry,” Yip continued. “We have recently launched Special Force which we believe has the potential to become a top 10 game in the China market. We recently acquired Optics which gives us three additional revenue generating games as well as several other games in the pipeline. With Optics, we are in the final stages of an aggressive launch schedule in 2007 and into 2008, which will introduce games such as Lord of the Rings Online™ to the China market. These new game launches will give us improved diversity across our online games portfolio. Also, we have recently announced our intention to invest in Xnet, who was chosen to develop games for the 2008 Olympics in China and which we believe has one of the best 3-D engines in the industry. Finally, we recently launched CDC Games International and CDC Games USA leveraging the CDC Games infrastructure, to take this business segment global and target gaining a leadership position in the online games industry.. With these investments, our intent is to make CDC Games one of the top global online games companies in the world.”

Revenue and Operating Metrics Summary

CDC Corporation
On a consolidated basis, for the second quarter the geographic breakdown of revenues for CDC Corporation is as follows: Asia Pacific contributing 26 percent or (U.S.)$27.1 million, the Americas contributing 50 percent or (U.S.)$52.1 million and Europe Middle East and Africa contributing 24 percent or (U.S.)$24.7 million.

In the second quarter, the company had lower operating and net margins. This was primarily due to the impact of lower revenues at China.com’s mobile division as well as the launch of Special Force and expenses relating to other marketing initiatives at CDC Games. The launch of a new game requires a substantial marketing investment to grow the base of registered users and subsequent, ongoing revenue streams. In addition, CDC incurred several one-time costs associated with the restatement of financial results for 2004 and 2005. Moreover, the company incurred additional costs associated with the process of carving out CDC Software and CDC Games. These are regarded by management as investments in a growing company, necessary to execute our strategy and re-align the organization to create additional shareholder value.

During the second quarter, the company bought back 1.4 million shares at an average price of $8.91 per share. This brings the total amount purchased to date to 7.5 million shares for a total price of $40.4 million.

CDC Software
Total software revenues in Q2 2007 were (U.S.)$88.6 million, an increase of 53.5 percent from (U.S.)$57.7 million in Q2 2006. Software license revenues were (U.S.)$18.6 million, maintenance revenues were (U.S.)$21.2 million, software consulting and services revenues were (U.S.)$24.6 million, and business services revenues were (U.S.)$24.2 million. The company achieved record license revenues in Q2, which were up 86.6 percent year over year, and 33.8 percent on an organic basis. Gross margin for CDC Software, excluding business services and non-cash amortization of purchased technology, during Q2 2007 was 60.6 percent compared to 57.0 percent in Q2 2006. Gross margin for the business services group was 24.0 percent, compared to 32.4 percent in Q2 2006.

CDC Games
Total online game revenues during Q2 2007 were (U.S.)$9.0 million, an increase of 17.3 percent from Q2 2006, when the company generated revenues of (U.S.)$7.7 million. Gross margin of online games in the second quarter of 2007 was 48.2 percent, excluding non-cash amortization of purchase technology, compared to 67.8 percent for Q2 2006. The lower gross margin is due to the launch of a new game in the second quarter as well as slightly lower revenue.

CDC Mobile
Total MVAS revenues during Q2 2007 were (U.S.)$3.4 million, a decline of 65.3 percent from (U.S.)$9.7 million in Q2 2006, as this segment was hurt by continuing regulatory changes in China. Gross margin in Q2 2007 was 38.8 percent, compared to 57.3 percent in the same quarter last year.

China.com Portal
Total revenues for the China.com portal and Media Services during Q2 2007 were (U.S.)$3.0 million, a 57.2 percent increase from (U.S.)$1.9 million in Q2 2006. Gross margin for the China.com portal during Q2 2007 was 60.7 percent, up from 48.2 percent for the same quarter last year.

OPERATING UNIT SUMMARIES

CDC Software Operating Summary
Software, consulting and services revenues were geographically spread, with the Americas contributing 60 percent of the total, and the rest of the world at 40%.

During the quarter, CDC Software signed a total of 82 new customers for enterprise software applications and 256 new customers for add-on and departmental software solutions. Also during the quarter, the company signed upgrade and expansion agreements with 344 enterprise software customers.

New customers, the barometer of health of a software company, accounted for 54 percent of total software license revenue for the quarter. The company continues to deliver a high percentage of sales attributable to new customers, and believes that this metric ranks among the highest in the enterprise software industry. In addition, the company believes that this success is a reflection of CDC Software’s strategic positioning as a specialist in targeted vertical industries. New customers of note included ADI Alternative Investments, Calyon Financial, CompuCredit, Frankfort Candy, Helzberg Diamonds, HP Hood, Nijnekamsk Shina, Rocky Mountain Chocolate, Royal & Sun Alliance, Shearer’s Foods, Sokol Foods and Vredestein.

Repeat business with existing customers accounted for 46 percent of total software license revenue for the quarter and grew by 68 percent compared to Q2 2006. As the company’s base of customers continues to grow through new sales and through acquisitions, repeat business is also expected to grow as a percentage of total revenue over time. Customers with expanded and repeat business during the quarter included Ahlsell AB, AXA Insurance, Barclays Bank, Cheesecake Factory, Greencore Group plc, HealthPartners, Julius Baer, K12, Kluber Lubrication, North Shore Credit Union, Nucor, Pacific Life, The Principal Financial Group, SunTrust and WebEx.

In April 2007, the company announced the acquisition of Saratoga Systems, a leading vendor of vertical CRM solutions with approximately $25 million in annual sales. The target industry verticals of Saratoga are highly complementary to those of CDC Software’s Pivotal solution. The Saratoga CRM applications are also highly complementary to the Ross Enterprise solutions for chemicals manufacturers, and the recently acquired Respond applications for complaint and feedback management.

Organic growth of CDC Software has been accelerated by the company’s acquire-focus-grow strategy and acquisitions that expand the depth of vertical industry solutions. Organic license revenue growth was 34 percent in the second quarter of 2007. After three consecutive strong quarters, the company delivered another record license revenue quarter in Q2 2007.

Overall maintenance retention rates exceeded 90%, indicating a high degree of customer satisfaction which resulted in continued growth in maintenance revenues. The company’s maintenance retention rates are better than the industry average for maintenance retention which is believed to be approximately 85%.

During Q2 2007, CDC Software launched CDC Factory, the first packaged manufacturing operations management solution that integrates finite factory scheduling, manufacturing execution systems (MES), real-time performance management, quality, maintenance and analytics processes to all users. The company believes CDC Factory represents a significant new class of systems in manufacturing operations management. The company is planning to target additional vertical acquisitions and to continue investing in research and development to pioneer additional vertical solutions.

In April, the company announced that it hired Roy B. Goodman as chief financial officer (CFO) and Alan MacLamroc as chief technology officer (CTO) of CDC Software. Goodman comes to CDC Software from RealNetworks, a global provider of network-delivered digital media products and services, as well as software products and services. Goodman served as RealNetworks’ CFO, where he oversaw accounting, finance, investor relations, facilities and operations. Goodman brings more than 25 years of financial management experience, with nearly 10 years experience as a CFO, including at two publicly traded companies. As CTO of CDC Software, Alan MacLamroc will be responsible for product management and product engineering and will be leading a development staff located around the globe including in North America, India and China. MacLamroc has more than 20 years of technology management experience, including seven years serving as CTO at CompuCredit, an information and technology-driven provider and direct marketer of branded credit cards and related fee-based products and services. Prior to CompuCredit, MacLamroc served as CTO for MAPICS, Inc., an enterprise business software provider.

In the third quarter of 2007, CDC Software announced that it has entered into a definitive agreement to acquire Milwaukee-based Catalyst International, a leading provider of supply chain execution solutions and services. With approximate annual revenues of (U.S.) $35 million, the acquisition of Catalyst is expected to be immediately accretive to CDC Software upon completion of the acquisition, which is expected to happen shortly.

China New Media Operating Summary
With a differentiated combination of online games, portals and mobile applications, CDC’s China New Media Business Unit, which includes China.com, is positioned to take advantage of the burgeoning demand for online services and entertainment in the China market. China New Media is focusing on entertainment for both young adults and professionals by leveraging its extensive distribution network to achieve its growth objectives.

CDC Games
During the quarter, CDC Games’ online game segment generated sales of $9.0 million and surpassed 100 million registered users. Yulgang, China’s first major “free-to-play, pay-for-merchandise” online game continues to post strong operating metrics since its commercial launch in July 2005, despite the fact that it is now over 2 years old. Registered users of the game have grown from 48.3 million in Q1 2007 to 53.8 million as of the end of June. Revenue from the game was US$9.0 million in Q2 2007 which was down 6% from $9.6 million in Q1 2007, but up 17% from Q2 2006.

Beginning in the third quarter of 2007, the company did see a drop in revenues in Yulgang primarily due to unauthorized servers offering Yulgang as well as the need to update the current version of Yulgang. CDC Games has since taken steps to crack down on unauthorized servers and has also updated Yulgang to version 180. The company is optimistic that the new products and features offered in version 180, such as enhanced clan features which promote play and formation of user groups, may result in increased revenues per user.

In addition, CDC Games launched Special Force on June 20th. Special Force is a free to play game, and it is the first first-person-shooter online game in China. It was the top ranked online game in Korean Internet cafes for 52 consecutive weeks. Since its launch, CDC Games has generated approximately 4.5 million registered users. As of September 1, 2007, Special Force achieved average concurrent users of approximately 13,500, peak current users of 22,000 and unique visitors of 180,000. Each of these metrics represent record high results the game has achieved since launch..

During the third quarter, CDC Games acquired Optics, which was a subsidiary of CITIC Pacific. Optics operates 3 games in the China market which together have more than 40 million registered users. In addition, Optics has more than 5 new games in the pipeline scheduled for launch in the near future

Additional new games scheduled for release throughout 2007 and in early 2008 are anticipated to further grow both registered and concurrent users. The planned games to be released over the next 6 months include, Chaosgem, Deco Online, Xeros, and The Lord of the Rings Online™. In addition to these new games, the company has also invested in games developers Gorilla Banana, Auran and MGame which further enhance CDC Games’ pipeline and provides an avenue through which it can expand to become a distributor of games.

CDC Games announced on August 28, 2007, the launch of CDC Games International to publish online games on a global scale. CDC Games USA, a subsidiary of CDC Games International, will focus on launching new games, both directly and through publisher partners. The new business unit has entered into a memorandum of understanding with K2 Network, Inc., a leading publisher of online, free-to-play games in the western hemisphere, to evaluate opportunities for publishing selected game titles in North America.

CDC Games has also entered into a letter of intent with Xiakexing Network Technologies Co, Ltd. (“XNet”), a leading China-based developer of online games and innovative games technologies, to invest in the company through the CDC Games Studio program. According to the letter of intent, CDC Games will have exclusive global distribution rights for all games developed by XNet.

CDC Mobile
As noted in prior announcements, the company was alerted in June 2006 to policy changes for all subscription services on China Mobile’s (“CMCC”) Monternet platform which affected the company’s MVAS subscription services. The changes, which were implemented under the policy directives of China’s Ministry of Information Industry, aim to address industry-wide objectives, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of the MVAS industry and CMCC’s Monternet. These industry wide reforms continued to negatively impact this segment’s results. As a result, MVAS revenue declined 65.3 percent to (U.S.)$3.4 million in Q2 2007, from (U.S.)$9.7 million in Q2 2006.

Looking forward, the company believes the MVAS industry will consolidate towards a smaller group of more stable service providers which will ultimately benefit CDC Mobile’s business in the long run.

China.com Portal
CDC’s China.com portal continues to strengthen its role as China’s Portal for Professionals and a strategic foundation for CDC’s China New Media Businesses. In the second quarter, the portal generated sales of (U.S.)$3.0 million, an increase of 57.2 percent year over year, compared to (U.S.)$1.9 million in the second quarter of 2006.

Guidance

2007 Guidance

We are withdrawing 2007 guidance and you should no longer rely upon the guidance previously issued. In addition, at this point in time the company is unable to provide new guidance because adjusted net income is highly variable and difficult to predict for a number of reasons, including the effects of carve-outs; the new dividend policy the company intends to implement; mergers and acquisitions activity; predictability of the CDC Games results given the upfront costs associated with launching a new game; regulations in the mobile value added services sector; and others.

Looking forward, as CDC Corporation continues its transition from an operating company into a value creation company, management believes that it will be more appropriate to provide separate operating guidance for each individual operating company, such as for CDC Software and CDC Games. In the interim, CDC Corporation is providing additional operating metrics for CDC Software to aid in understanding software business trends. Next quarter we will expand CDC Games disclosure in a similar manner, and also publish additional metrics such as revenue per account, number of paying accounts, revenue outside of China, and growth in Optics since acquisition.

Once the carve outs are completed, the company plans to initiate guidance for the individual operating companies

Conference Call
The company’s senior management will host a conference call for financial analysts and investors, today, Thursday, September 6, 2007 at 8:30 am EDT.

USA-based Toll Free Number: +1-888-603-6873
U.S. Toll Number: +1 973 582 2706
Passcode: 9132747
Call Leader: Monish Bahl

This call is being webcast by CCBN and can be accessed at CDC Corporation’s corporate web site at www.cdccorporation.net.

The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

Instant Replay
For those unable to call in, a digital instant replay will be available after the call until September 18, 2007. U.S. based Toll Free Number: +1 877 519 4471 U.S.-based Toll Number: +1 973 341 3080 Passcode or PIN #: 9132747
###

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes:  CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Pivotal CRM and Saratoga CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions. These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 12 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Games

CDC Games is one of the market leaders of online and mobile games in China with over 100 million registered users. The company’s hit title Yulgang was among the first “free-to-play, pay-for-merchandise” online games in China and has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.  CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. CDC Games Studio recent investments include Gorilla Banana and Mgame, the developer of Yulgang, in Korea, and Auran, the developer of “Fury”, which received the “Most Surprising” award at the 2006 E3, in Australia.  In August 2007, CDC Games formed a new subsidiary called CDC Games International (CGI) and CDC Games USA to launch new games internationally and to position CDC Games as a global publisher of online games.  For more information on CDC Games, visit: www.cdcgames.net.

About CDC Mobile

CDC Mobile, a business unit of CDC Corporation, is focused on providing consumer-based and enterprise-based mobile applications services in China. These include SMS (Short Message Services), IVR (Interactive Voice Response), MMS (Multimedia Message Service) and WAP (Wireless Application Protocol) applications and services. Through its companies in China, it has direct connectivity with local mobile operators in 29 provinces. In January 2007, CDC Mobile launched a (U.S.) $100 million investment program targeting strategic investments in leading 3G content providers in North Asia and Europe that can be leveraged to gain first-mover advantage in the anticipated 3G marketplace in China.

About China.com Inc.

China.com is a leading operator of Internet portals serving a broad range of audiences in China. In 2006, the company was chosen as the first to host Google’s Video Adsense, serving video ads targeted at China’s English-speaking audience. China.com has also been appointed by the Jilin Government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability to successfully complete the carveouts of CDC Software and CDC Games, the ability of CDC Corporation’s new business model to create shareholder value, the ability to continue to make selective and strategic acquisitions, the ability of Special Force to become a top 10 game in China, the ability to launch new online games during 2007 and 2008 (including Lord of the Rings Online), the ability to consummate an investment in Xnet, the success of CDC Games International and CDC Games USA, the ability to consummate an acquisition of Catalyst, the future success of the company’s CDC Factory product, the ability of the company to shut down unauthorized servers offering Yulgang, the ability of v180 of Yulgang to increase revenue per user, the ability of Optic and CDC Games to launch addition titles in the near future, the ability of CDC Games to become a distributor of online games, the ability to enter into definitive agreements with K2 to publish online games in North America, factors which affect guidance for 2007, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful Advanced Mobile Products and online games; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (h) the possibility of development or deployment difficulties or delays; (i) the dependence on customer satisfaction with the company’s software products and services; (j) continued commitment to the deployment of the enterprise software solutions; (k) risks involved in developing software solutions and integrating them with third-party software and services; (l) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (m) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; and (n) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Three months ended,	Three months ended,
	June 30, 2006	June 30, 2007
	(Unaudited)	(Unaudited)
Revenues
Software	42,803	64,401
Business services	14,937	24,221
Mobile services and applications	9,676	3,359
Internet and media	1,876	2,950
Online Games	7,671	9,001

	76,963	103,933

Cost of revenues
Software	(18,402)	(25,391)
Business services	(10,100)	(18,418)
Mobile services and applications	(4,134)	(2,057)
Internet and media	(971)	(1,158)
Online Games	(2,469)	(4,666)
Amortization of purchased technology	(2,068)	(1,490)

	(38,144)	(53,181)

Gross profit	38,819	50,752
Gross margin %	50%	49%
Selling, general and administrative expenses	(27,473)	(40,289)
Research and development expenses	(4,016)	(6,514)
Depreciation and amortization expenses	(2,739)	(4,184)
Restructuring expenses	(228)	(657)

	(34,456)	(51,643)

Operating income/(loss)	4,363	(891)
Interest income	1,576	4,735
Interest expense	(98)	(3,517)
Gain on disposal of available-for-sale securities	205	135
Impairment of available-for-sale securities	—	—
Gain/(loss) on disposal of subsidiaries and investments	4,826	622
Gain/Loss of FMV changes of Derivatives		(790)
Share of losses in equity investees	—	—

Income/(loss) before income taxes	10,872	294
Income taxes expenses	(1,814)	(3,207)

Income/(losses) before minority interests	9,058	(2,913)
Minority interests in income of consolidated subsidiaries	(1,085)	(294)
Income/(losses) from continuing operations	7,972	(3,207)

Net income/(losses)	7,972	(3,207)

Basic earnings/ (losses) per share	0.07	(0.03)

Diluted earnings/ (losses) per share	0.07	(0.03)

Weighted average number of shares – basic	110,905,878	106,925,460
Weighted average number of shares — diluted	112,649,428	128,385,821

CDC Corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars except share and per share data)

	Year to Date,	Year to Date,
	June 30, 2006	June 30, 2007
	(Unaudited)	(Unaudited)
Revenues
Software	83,383	119,666
Business services	27,780	45,128
Mobile services and applications	18,257	6,908
Internet and media	4,832	5,006
Online Games	7,671	18,567

	141,923	195,275

Cost of revenues
Software	(35,092)	(48,878)
Business services	(18,612)	(33,812)
Mobile services and applications	(7,710)	(3,397)
Internet and media	(2,174)	(1,885)
Online Games	(2,469)	(8,097)
Amortization of purchased technology	(3,326)	(3,408)

	(69,383)	(99,477)

Gross profit	72,540	95,798
Gross margin %	51%	49%
Selling, general and administrative expenses	(52,113)	(74,747)
Research and development expenses	(8,787)	(11,293)
Depreciation and amortization expenses	(5,011)	(8,225)
Restructuring expenses	(684)	(1,421)

	(66,595)	(95,686)

Operating income/(loss)	(5,945)	112
Interest income	3,362	8,193
Interest expense	(370)	(5,559)
Gain on disposal of available-for-sale securities	253	135
Impairment of available-for-sale securities	—	—
Gain/(loss) on disposal of subsidiaries and investments	4,826	622
Gain/Loss of FMV changes of Derivatives		(790)
Share of losses in equity investees	681	—

Income/(loss) before income taxes	14,697	2,713
Income taxes expenses	(3,140)	(4,603)

Income/(losses) before minority interests	11,557	(1,889)
Minority interests in income of consolidated subsidiaries	(2,158)	(1,108)

Income/(losses) from continuing operations	9,399	(2,998)

Net income/(losses)	9,399	(2,998)

Basic earnings/ (losses) per share	0.08	(0.03)

Diluted earnings/ (losses) per share	0.08	(0.03)

Weighted average number of shares – basic	111,712,636	107,066,315
Weighted average number of shares – diluted	112,932,810	126,569,107

* Quarterly Reconciliation of Net Income to Non-GAAP Net Income (amounts in thousands of U.S. dollars, except per share data):

Reconciliation from GAAP results to non-GAAP results	Q2	2006	Q2	2007
Net income (loss)	$7,972		$(3,207)
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	8		250
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	3,504		4,555
Add back performance based acquisition consideration	1,871		1,860
Add back deferred tax impact related to acquisition of subsidiaries	1,813		2,838
Add back restructuring expenses	228		657
Add back amortization of debt issuance costs	—		968
Add back loss on derivatives	—		790
Add back audit fees associated with the 2005 restatement	—		776
Add back performance based acquisition consideration	—		600
Subtract gain (loss) on disposal of investments	(4,826)		—

Net income – Non-GAAP	$10,570		$10,087

Adjusted diluted earning per share	$0.09		$0.08
Weighted diluted shares outstanding	112,649		128,386

** 6-month Reconciliation of Net income to Non-GAAP Net Income (amounts in thousands of U.S. dollars, except per share data):

Reconciliation from GAAP results to non-GAAP results	YTD 2006	YTD 2007
Net income (loss)	$9,399	$(2,998)
Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	16	250
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	6,019	9,558
Add back stock compensation expenses	2,993	4,139
Add back deferred tax impact related to acquisition of subsidiaries	2,371	3,608
Add back restructuring expenses	684	1,421
Add back amortization of debt issuance costs	—	968
Add back loss on derivatives	—	790
Add back audit fees associated with the 2005 restatement	—	776
Add back performance based acquisition consideration	—	1,425
Subtract gain (loss) on disposal of investments	(4,826)	—

Net income – Non-GAAP	$16,658	$19,937

Adjusted diluted earning per share	$0.15	$0.16
Weighted diluted shares outstanding	112,933	126,569

Selected Balance Sheet Data
(in thousands of U.S. dollars)	YE 2006	Q2 2007
Cash and cash equivalents	223,548	169,273
Restricted cash	1,996	2,172
Accounts Receivable	64,437	79,881
Debt securities and available for sale securities	156,950	121,426
Deferred revenue	46,033	58,049
Short-term debt	(18,991)	(3,576)
Long-term debt (convertible note)	(167,645)	(169,067)

Adjusted Financial Measures
This press release includes adjusted net income, adjusted earnings per share and non-GAAP net cash and cash equivalents (“non-GAAP financial measures”). Non-GAAP financial measures are not in accordance with, or an alternative for, net income, earnings per share and cash and cash equivalents under generally accepted accounting principles in the United States (“GAAP”) and may be different from non-GAAP measures used by other companies. Non-GAAP financial measures should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP.

Investors should be aware that these non-GAAP measures have inherent limitations, including their variance from certain of the financial measurement principals underlying GAAP, should not be considered as a replacement for net income and earnings per share and cash and cash equivalents, respectively, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. This supplemental non-GAAP information should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to net earnings determined in accordance with GAAP.

The estimates presented in this press release are preliminary and unaudited. Adjustment to the estimates set forth in this press release may be identified as a result of the Company’s 2007 audit process.

The financial statements presented in this press release are unaudited.